Exhibit 99.1

Freeline Reports Full Year 2021 Financial Results and Business Highlights

Phase 1/2 programs on track in Hemophilia B and Gaucher disease and accelerated in Fabry disease

Extended financial runway and streamlined organization support Company through key data readouts across all three clinical programs

Strengthened leadership team with appointment of Chief Medical Officer and recent addition of Chief Scientific Officer

LONDON, March 31, 2022 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”) today reported financial results for the full year 2021 and provided a business update.

“2022 is shaping up to be a watershed year for Freeline, building on the strong foundation we put in place in the second half of last year,” said Michael Parini, Chief Executive Officer of Freeline.  “Under new leadership, our streamlined organization has executed with urgency and increased financial discipline on a refocused set of clinical programs and corporate priorities. We also have recently strengthened our balance sheet to enable us to deliver meaningful clinical data readouts through 2022 and beyond to demonstrate the value of our promising gene therapy candidates as we advance on the path towards pivotal Phase 3 studies. Additionally, we are working on a new R&D strategy to explore the application of our science and platform technologies to new disease areas, including extending these strengths to efforts beyond rare monogenic disorders.”

Key Clinical Program Updates

FLT180a in Hemophilia B – On track to fully enroll Phase 1/2 B-LIEVE dose confirmation study by the end of the third quarter of 2022, enabling initiation of pivotal Phase 3 study start-up activities in H1 2023.

•

Potential for FLT180a to provide functional cure through durable normalization of Factor IX activity (50-150%) demonstrated in the long-term follow-up study of the Phase 1/2 dose-finding trial, B-AMAZE. Data demonstrating sustained FIX expression up to 3.5 years and decline in annualized exogenous Factor IX consumption and bleeding after gene therapy reported at the 63rd American Society of Hematology (ASH) Annual Meeting in December 2021.

•

B-LIEVE study currently underway to confirm 7.7e11 vg/kg dose and prophylactic immune management to be used in pivotal Phase 3 study. The first patient in the B-LIEVE study was dosed in March 2022, with completion of the first dose cohort and reporting of initial data both expected in the first half of 2022.

FLT190 in Fabry Disease – Updated clinical development plan and timelines for Phase 1/2 MARVEL-1 study accelerates dose escalation to mid-year 2022.

•

Following a comprehensive review of the pre-clinical data and the efficacy and safety data generated to date in the MARVEL-1 study with the study’s independent Data Monitoring Committee, the Company plans to proceed immediately to the second dose cohort (1.5e12 vg/kg).

•	The Company expects to dose the first patient in the second dose cohort in mid-2022 and provide a program update in the second half of 2022.

•

Reported data from the lowest dose cohort in MARVEL-1 trial, demonstrating durable α-Gal A expression over two years in the first patient and promising activity with near-normal α-Gal A levels in the second patient, who was dosed in June 2021 and remained off enzyme replacement therapy for more than 26 weeks post-dosing, as of the last data cut-off date of December 22, 2021.

FLT201 in Gaucher Disease – On track to dose patients in first-in-human, Phase 1/2 GALILEO-1 study in H1 2022.

•	Phase 1/2 GALILEO-1 study initiated at the end of 2021, and study design presented at the 18th annual WORLD Symposium™, February 7-11, 2022.

•

The Company expects to dose two patients in the first dose cohort in the first half of 2022 and two patients in the second cohort in the second half of 2022, with initial data from such patients expected in the second half of the year.

•

GALILEO-1 is a first-in-human open-label, international, multicenter clinical study evaluating the safety, tolerability, and efficacy of a single intravenous infusion of FLT201 with a novel prophylactic immune management regimen in adults with Gaucher disease Type 1.

•	Adaptive dose-escalation study will identify a dose of FLT201 for further development in a pivotal Phase 3 clinical trial.

•

FLT201 consists of a rationally designed AAV capsid (AAVS3) containing an expression cassette that encodes for a novel glucocerebrosidase variant (GCasevar85) under the control of a liver-specific promotor.

Key Corporate Updates

Freeline begins 2022 with new company leadership.

Freeline continues to strengthen its leadership team, building on key appointments in 2021, which included Michael J. Parini as Chief Executive Officer and member of the board, Pamela Foulds, M.D. as Chief Medical Officer, and James Bircher as Chief Technical Operations Officer.  The Company recently announced in February 2022 the appointment of Henning R. Stennicke, PhD, as Chief Scientific Officer to lead research and discovery.

2021 Financial Highlights

1.

Cash Position:   Cash and cash equivalents were $117.6 million as of December 31, 2021, as compared to $229.9 million as of year-end 2020.  On March 15, 2022, Freeline closed a $26.1 million registered direct offering with certain long-term shareholders.  The proceeds will support the advancement of Freeline’s clinical-stage programs and the extension of the Company’s scientific capabilities and platform technologies to additional disease areas.  As a result of this offering, Freeline expects that its current level of cash and cash equivalents will enable the Company to fund its operating expenses into the second half of 2023.

2.

Research and Development (R&D) Expenses:   R&D expenses for the year ended December 31, 2021 were $95.4 million, as compared to $76.1 million for the same period in 2020. The increase of $19.3 million was driven by an increased investment in activities related to the current and proposed clinical trials for FLT201, as well as an increase in personnel expenses primarily related to R&D and manufacturing personnel hired to support increased clinical activity in 2021.

3.

General and Administrative (“G&A”) Expenses:   G&A expenses for the year ended December 31, 2021 were $44.5 million, as compared to $26.3 million for the same period in 2020.  The increase of $18.3 million was driven primarily by an increase in personnel expenses, primarily related to personnel hired in corporate, legal, general and administrative functions to support our growth initiatives and our new public company requirements, as well as an increase in legal and professional fees related to expenses associated with the Company’s status as a public company, including annual and periodic reporting, implementation of equity compensation programs, and more extensive governance.

4.	As of December 31, 2021, the Company had 35,854,591 ordinary shares outstanding.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing, and commercialization. The Company has clinical programs in Hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the potential for the Company to develop a scientific strategy where its differentiated capabilities allow it to address unmet needs and create transformative treatments for patients, the timing of initiation, enrollment, continuation, completion and the outcome of clinical trials and related preparatory work, and the Company’s expectations regarding its use of cash and cash runway, are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” “expect,” “may,” “will,” “would,” “could” or “should,”

the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, enrollment, continuation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; business interruptions resulting from geopolitical actions, including global hostilities, war and terrorism, global pandemics or natural disasters, including earthquakes, typhoons, floods and fires; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Consolidated Statement of Operations Data
(in thousands of U.S. dollars, except per share data)

	For the Twelve Months Ended December 31,
	2021	2020	2019
OPERATING EXPENSES:
Research and development	$ 95,431	$ 76,149	$ 47,043
General and administrative	44,567	26,300	16,601
Restructuring expense	2,381	—	—
Total operating expenses	142,379	102,449	63,644
LOSS FROM OPERATIONS:	(142,379)	(102,449)	(63,644)
OTHER INCOME (EXPENSE) NET:
Other income (expense), net	(165)	(9,288)	(793)
Interest income, net	404	275	74
Benefit from R&D tax credit	2,091	15,269	10,595
Total other income (expense), net	2,330	6,256	9,876
Loss before income taxes	(140,049)	(96,193)	(53,768)
Income tax expense	(342)	(129)	(141)
Net loss	(140,391)	(96,322)	(53,909)
Net loss per share attributable to ordinary shareholders—basic and diluted	$ (3.93)	$ (6.81)	$ (8.49)
Weighted average ordinary shares outstanding—basic and diluted	35,704,368	14,152,843	6,347,818

Consolidated Balance Sheet Data

(in thousands of U.S. dollars)

	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 117,662	$ 229,974
Account receivable	—	97
Prepaid expenses and other current assets	10,630	28,105
Total current assets	128,292	258,176
Property and equipment, net	9,906	8,608
Intangible assets, net	8	23
Other non-current assets	2,919	1,805
Total assets	$ 141,125	$ 268,612
LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 5,187	$ 8,093
Accrued expenses and other current liabilities	15,497	10,719
Total current liabilities	20,684	18,812
Total liabilities	20,684	18,812
Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Deferred shares	137	155
Additional paid-in capital	467,213	456,293
Accumulated other comprehensive loss	9,472	9,342
Accumulated deficit	(356,381)	(215,990)
Total shareholders’ equity	120,441	249,800
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 141,125	$ 268,612

IR Contact:

investor@freeline.life

Media Contact:

Arne Naeveke, PhD

Vice President, Head of Corporate Communications

arne.naeveke@freeline.life

+1 617 312 2521